SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.            )*

Voxware, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92906L105

(CUSIP Number)

William J. Thomas, Esq.

John F. Cinque, Esq.

Hale and Door LLP

650 College Road East

Princeton, New Jersey 08540

(609) 750-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92906L105	Page 2 of 2 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (Entities Only) David B. Levi

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 11,992,043 shares 8. Shared Voting Power 0 shares 9. Sole Dispositive Power 11,992,043 10. Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,992,043

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 29.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 92906L105	Page 3 of 3 Pages

Item 1.	Security and Issuer.

This statement relates to the Series D Convertible Preferred Stock, $0.001 par value per share (the “Series D Preferred”) of Voxware, Inc., a Delaware corporation (the “Issuer”), which are convertible into shares of common stock, $0.001 par value per share (the “Common Stock”) of the Issuer. The Issuer’s principal executive office is 168 Franklin Corner Road, Lawrenceville, New Jersey 08648.

Item 2.	Identity and Background.

This statement is being filed by David B. Levi. Mr. Levi’s address is 366 Massachusetts Avenue, Arlington, MA 02474. Mr. Levi is currently a Director of the Issuer. Prior to his retirement in 1997, Mr. Levi served as President of Natural MicroSystems Corporation, a provider of hardware and software for developers of high-value telecommunications solutions, from June 1991 to April 1995. In November 1995, Mr. Levi became President of Voice Processing Corp (“VCP”). VCP merged with Voice Control Systems, Inc. (“VCS”), a supplier of telecommunications-based speech recognition systems, in November 1996 and Mr. Levi served as Chief Operating Officer of VCS until his retirement in October 1997. During the last five years Mr. Levi has neither been convicted in a criminal proceeding nor was he a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Series D Convertible Preferred Stock Purchase Agreement dated as of April 16, 2003, by and among the Issuer and the investors (collectively, the “Investors”) listed on the signature pages thereto (the “Purchase Agreement”), Mr. Levi purchased 4,333,333 shares (the “Purchased Shares”) of Series D Preferred from the Issuer in a private transaction for a total purchase price of $65,000. In addition, pursuant to an Exchange Agreement dated as of April 16, 2003 by and among the Issuer and the holders (including Mr. Levi) of the Issuer’s Series C Convertible Preferred Stock, $0.001 par value per share (the “Series C Preferred”), Mr. Levi exchanged 200 shares of the Issuer’s Series C Preferred for 6,900,717 shares of Series D Preferred (the “Exchanged Shares” and together with the Purchased Shares, the “Levi Preferred Shares”). The Levi Preferred Shares are convertible into an aggregate of 11,234,050 shares of Common Stock within 60 days of June 27, 2003. Mr. Levi used his personal funds to purchase the Series D Preferred. No part of the purchase price paid by Mr. Levi was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Levi Preferred Shares. In connection with the purchase of the Levi Preferred Shares, Mr. Levi also received a warrant to purchase up to 1,083,333 shares of Series D Preferred (the “Levi Series D Warrant Shares”) and a warrant to purchase 216,667 shares of Common Stock (the Levi Common Stock Warrants,” and together with the Levi Series D Warrant Shares, the “Levi Warrant Shares”) which warrants are exercisable within 60 days of June 27, 2003.

A copy of the Amended and Restated Certificate of Incorporation of the Issuer setting forth the powers, designations, preferences and rights of the Series D Preferred is attached as Exhibit I hereto.

CUSIP NO. 92906L105	Page4 of 4 Pages

Item 4.	Purpose of Transaction.

Mr. Levi acquired the Series D Preferred and Warrant Shares for investment purposes. Mr. Levi does not have any plans that would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer of any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Levi is the record owner of 11,234,050 shares of the Levi Preferred Shares.

Mr. Levi holds warrants to purchase up to 1,083,333 shares of Series D Preferred, which warrants may be exercisable within 60 days of June 27, 2003.

Mr. Levi holds warrants to purchase up to 216,667 shares of Common Stock, which warrants may be exercisable within 60 days of June 27, 2003.

Mr. Levi holds 45,109 shares of Common Stock.

CUSIP NO. 92906L105	Page 5 of 5 Pages

Mr. Levi also holds options to purchase 62,500 shares of Common Stock, all shares of which are fully vested.

Mr. Levi may be deemed to own beneficially 29.9 % of the Common Stock of the Issuer, which percentage is calculated based upon 28,210,919 shares of Common Stock reported to be outstanding by the Issuer as of June 27, 2003, as adjusted pursuant to Rule 13d-3(d)(1).

In addition to the shares of Common Stock, shares of Series D Preferred, Purchase Warrants and the options to purchase shares of Common Stock described above, Mr. Levi was granted the option to purchase 1,000,000 shares of Common Stock on June 24, 2003. Such shares are not included in the determination of beneficial ownership because the options will vest according to the following schedule: 25% of the shares issuable under this option one year from the transaction date and 6.25% at the end of each successive three-month period.

(b) Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
11,992,043 shares for each Reporting Person.

(ii)	shared power to vote or to direct the vote:
0 shares for each Reporting Person.

(iii)	sole power to dispose or to direct the disposition:
11,992,043 shares for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition:
0 shares for each Reporting Person.

(c) Except as set forth above, Mr. Levi has not effected any transaction in the Preferred or Warrant Shares during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Preferred or Warrant Shares beneficially owned by Mr. Levi.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The Issuer entered into a Stockholders Agreement dated as of June 27, 2003 with Mr. Levi, the Investors and certain other persons and entities listed on Schedule I attached thereto (the “Stockholders Agreement”). A copy of the Stockholders Agreement is attached hereto as Exhibit II.

The Stockholders Agreement provides the following:

Election of Directors. The Issuer’s Board of Directors is fixed at no greater than seven members. Each of the parties to the Stockholders Agreement agreed to vote the shares of capital stock of

CUSIP NO. 92906L105	Page 6 of 6 Pages

the Issuer then held or thereafter acquired by such party to cause and maintain the election of four persons to the Issuer’s Board of Directors. Three of such persons shall be nominated by Edison Venture Fund V, L.P. (“Edison”) or one of its affiliated entities and one of such persons shall be nominated by Cross Atlantic Technology Fund II, L.P. (“Cross Atlantic”) or one of its affiliated entities. However, upon Edison and Cross Atlantic holding in the aggregate less than 40% of the Series D Preferred initially acquired by them pursuant to the Purchase Agreement, Edison shall have the right to nominate two persons to the Issuer’s Board of Directors and Cross Atlantic shall have the right to nominate one person to the Issuer’s Board of Directors. Then, upon Edison and Cross Atlantic holding in the aggregate less than 30% of the Series D Preferred initially acquired by them pursuant to the Purchase Agreement, Edison and Cross Atlantic shall have the right to nominate one person each to the Issuer’s Board of Directors. Next, upon Edison and Cross Atlantic holding in the aggregate less than 20% of the Series D Preferred initially acquired by them pursuant to the Purchase Agreement, Edison shall have the right to nominate one person to the Issuer’s Board of Directors and Cross Atlantic shall no longer have the right to nominate a person to serve on the Issuer’s Board of Directors. Finally, upon Edison and Cross Atlantic holding in the aggregate less than 10% of the Series D Preferred initially acquired by them pursuant to the Purchase Agreement, neither Edison nor Cross Atlantic shall have the right to nominate a person to the Issuer’s Board of Directors.

Restrictions on Transfer. Pursuant to the terms of the Stockholders Agreement, if any Investor (including Mr. Levi) wishes to sell, assign, transfer or otherwise dispose of any shares of capital stock of the Issuer then owned or thereafter acquired, it must first offer to sell such shares to the other Investors. In addition, each of the Investors shall have a right of participation in any such sale by such Investor. The right of first refusal and right of participation do not apply to sales of Common Stock by an Investor (i) in a public offering pursuant to a registration statement filed by the Issuer with the Securities and Exchange Commission or (ii) that comply with the “manner of sale” provisions in the first sentence of Rule 144(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Securities Act”). In addition, Investors are prohibited from knowingly selling, assigning, transferring or otherwise disposing of any shares of capital stock of the Issuer to a competitor of the Issuer listed on Schedule IV to the Stockholders Agreement.

In addition, the Issuer entered into an Investor Rights Agreement dated as of June 27, 2003 with Mr. Levi, the Investors and certain other persons and entities listed on Schedule I attached thereto (the “Investor Rights Agreement”). A copy of the Investor Rights Agreement is attached hereto as Exhibit III.

The Investor Rights Agreement provides the following:

Registration Rights. The Issuer shall make all reasonably practicable efforts to file within thirty days of June 27, 2003 a shelf registration statement with the Securities and Exchange Commission relating to the sale of Common Stock issuable upon (i) conversion of the Series D Preferred (including Common Stock issuable upon the exercise of the Edison Series D Warrant Shares) and (ii) the exercise of the Edison Common Stock Warrants. In addition, the Investor Rights Agreement grants each Investor (including Mr. Levi) the right to participate in any proposed registration of any of the Issuer’s securities under the Securities Act initiated by the Issuer. Finally, if the initial shelf registration statement filed by the Issuer is no longer current or effective any Investor (including Mr. Levi) may request that the Issuer file a registration statement on Form S-2 or Form S-3 subject to certain restrictions.

Notwithstanding the information provided in the foregoing paragraph, pursuant to a letter agreement dated as of July 25, 2003, and Section 4(a) of the Investor Rights Agreement, the

CUSIP NO. 92906L105	Page 7 of 7 Pages

Investors agreed to amend the Investor Rights Agreement such that, under Section 4(a) of the Agreement, the date upon which the Issuer is obligated to file a shelf registration statement with the Commission relating to the offer and sale of the Restricted Stock by the Investors shall be extended to the later of: (i) ten business days following the filing of the Issuer’s annual report on Form 10-K for the period ended June 30, 2003; and (ii) September 30, 2003.

Rights of First Refusal. The Investor Rights Agreement provides Mr. Levi (along with the other Investors) a right of first refusal prior to the Issuer agreeing or obligating itself to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange any shares of the Issuer’s Common Stock or any security of the Issuer that is convertible into Common Stock subject to certain exceptions.

The descriptions of the Series D Preferred, Stockholders Agreement and the Investor Rights Agreement herein are qualified in their entirety by the full text of the Amended and Restated Certificate of Incorporation of the Issuer, the Stockholders Agreement and the Investor Rights Agreement, each of which is attached hereto as set forth in Item 7 herein.

Item 7.	Exhibits.

Exhibit I – Amended and Restated Certificate of Incorporation*

Exhibit II – Stockholders Agreement*

Exhibit III – Investor Rights Agreement*

*	Previously filed with the Commission in connection as Exhibits to, and incorporated by reference from the following documents:

(1) Filed in connection with Voxware, Inc.’s Registration Statement on Form S-1 (File Number 33-08393).

(2) Filed in connection with Voxware, Inc.’s current report on Form 8-K that was filed on April 21, 2003.

(3) Filed in connection with Voxware, Inc.’s current report on Form 10-K for the fiscal year ended June 30, 2003.

CUSIP NO. 92906L105	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 14, 2003	/s/ David B. Levi
David B. Levi